Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2016

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Partners L.P. (formerly named Brookfield Renewable Energy Partners L.P.) (“BEP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BEP, Brookfield Renewable Energy L.P. (“BRELP”)  and the Holding Entities by our Service Provider under the Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in our Annual Report under Item 6.A “Directors and Senior Management — Our Management”, arenot compensated by BEP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield.

The individuals listed below performed functions similar to those of a chief executive officer and chief financial officer for BEP (only for the purpose of compliance with applicable securities laws) and the other individuals are the three most highly paid members of our core senior management team for the year ended December 31, 2016 (collectively, our “Named Executive Officers” or “NEOs”) that are principally responsible for our operations.

Harry Goldgut, Group Chairman of the Service Provider;

Richard Legault, Group Chairman of the Service Provider;

Sachin Shah, Chief Executive Officer of the Service Provider;

Nicholas Goodman, Chief Financial Officer of the Service Provider; and

Jennifer Mazin, General Counsel of the Service Provider.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the Named Executive Officers. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus of long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“Class A Shares”).

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but tends to include a larger percentage of their total compensation in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive in terms of total compensation. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan (“DSUP”) or Restricted Shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield’s Compensation Committee grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire Class A Shares, Restricted Shares or Escrowed Shares.

BEP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BEP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and the achievement of objectives that are set at the beginning of the year with Brookfield’s Chief Executive Officer. These pertain, in part, to the performance of Brookfield Renewable’s Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management governance practices.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of Class A Shares. The purpose of these arrangements is to align the interests of Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. These compensation arrangements are intended to ensure that we are able to attract and retain executives:  total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four long-term incentive plans in which NEOs of BEP participate. They are described below in more detail:

1.     Management Share Option Plans (“MSOP”). The MSOP govern the granting to executives of options to purchase Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP are administered by the board of directors of Brookfield Asset Management. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. Brookfield’s Compensation Committee has a specific written mandate to review and approve executive compensation. Brookfield’s Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider. The board of directors of Brookfield Asset Management must then give its final approval.

The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.     Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by Brookfield’s Compensation Committee.

DSUs are issued based on the value of Class A Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of Class A Shares on the cessation of employment with Brookfield or Brookfield Renewable.

3.     Restricted Stock Plans. Brookfield Asset Management has a Restricted Stock Plan and an Escrowed Stock Plan. These plans were established on February 17, 2011 to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends.Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the Class A Shares in the form of cash, unless otherwise elected.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by Brookfield’s Compensation Committee. Each Escrow Company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase Class A Shares. Dividends paid to each Escrow Company on the Class A Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The Class A Shares acquired by an Escrow Company will not be voted.

Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for Class A Shares issued from treasury of Brookfield Asset Management at a date at least five years, and no more than 10 years, from the award date.

4.     Restricted Share Unit Plan. The Restricted Share Unit Plan (the “RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a Class A Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by Brookfield’s Compensation Committee. RSUs vest over five years.

RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. RSUs are not adjusted for regular dividends paid on Class A Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of Class A Shares on the date employment with Brookfield or Brookfield Renewable ceases and the original RSU Allotment Price for such RSUs.

In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2005.

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2016:

•          In Colombia, a consortium that included Brookfield Renewable and its institutional partners (the “consortium”) acquired an initial 57.6% interest in Isagen SA ESP (“Isagen”) from the Colombian government in January 2016. By September 2016, the consortium had successfully closed two mandatory tender offers, increasing the consortium’s ownership interest to 99.6% of Isagen. Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio that is expected to generate approximately 15,000 GWh annually. As a member of the consortium, Brookfield Renewable has an approximate 24% controlling interest in Isagen.

•          In North America, together with our institutional partners, we completed the acquisition of a 296 MW hydroelectric portfolio in Pennsylvania that is expected to generate 1,109 GWh annually. The acquisition was completed with institutional partners and Brookfield Renewable retains an approximate 30% controlling interest.

•          In Europe and Brazil we advanced the construction of various projects in our development pipeline, notably achieving commercial operation on a 14 MW wind project in Ireland and substantially commissioning a 55 MW biomass project in Brazil.

•          BEP issued 10,665,000 LP Units at a price of C$37.55 per LP Unit. Concurrently, Brookfield Asset Management purchased 11,098,958 LP Units in a private placement. Brookfield Renewable had also granted the underwriters an over-allotment option, which they exercised, resulting in the purchase of an additional 1,598,250 LP Units at the offering price of C$37.55 per LP Unit. The aggregate gross proceeds of these transactions were C$860 million ($672 million).

•          BEP’s business performed well from an operating perspective.  Notwithstanding below-average generation and challenging energy markets, BEP succeeded in achieving its growth objectives while also funding its capital and development programs and increasing distributions to unitholders.

For further information on our 2016 accomplishments, see Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	Dec 31, 2011	2012	2013	2014	2015	2016
Brookfield Renewable Partners L.P.	100.0	113.6	113.5	153.2	163.8	190.9
S&P / TSX Composite Index Total Return	100.0	107.2	121.1	133.9	122.7	148.6

The analysis above shows the performance of our LP Units on the TSX as compared to the S&P/TSX Composite Index Total Return for the past five years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. BEP is not responsible for determining or paying their compensation. For the purpose of full disclosure, the following table presents the compensation for the NEOs for the period from January 1, 2016 to December 31, 2016 and for the previous two years. The NEOs are all remunerated in Canadian dollars. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts listed in the Summary Compensation Table have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2016 of C$1.00 = US$0.7555, unless otherwise noted.

Summary Compensation Table
	Year		Non-equity Incentive Plan Compensation	Share-based Awards			Options-based Awards	All Other Compensat-ion (f) (g)	Total Annual Compensation
Name and Principal Position		Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (b)	Restricted Shares (c)	Escrowed Shares (d)	Options (e)
		($)	($)	($)	($)	($)	($)	($)	($)
Harry Goldgut	2016	377,750	-	377,750	-	492,000	-	24,860	1,272,360
Group Chairman of the Service Provider	2015	377,750	-	377,750	-	1,062,328	-	24,687	1,842,515
	2014	377,750	-	188,875	188,875	1,086,000	-	22,558	1,864,058
Richard Legault	2016	453,300	453,300	-	-	492,000	-	40,603	1,439,203
Group Chairman of the Service Provider	2015	453,300	453,300	-	-	1,320,664	-	34,002	2,261,266
	2014	453,300	453,300	-	-	1,086,000	-	38,402	2,031,002
Sachin Shah	2016	453,300	-	453,300	-	2,952,000	-	38,945	3,897,545
Chief Executive Officer of the Service Provider	2015	377,750	-	377,750	-	2,116,000	-	36,778	2,908,278
	2014	339,975	-	339,975	-	4,344,000	-	27,354	5,051,304
Nicholas Goodman	2016	245,538	208,707	-	-	-	400,980	41,509	896,733
Chief Financial Officer of the Service Provider	2015	215,318	161,488	-	75,550	-	182,500	46,133	680,989
	2014	188,875	113,325	-	-	-	640,740	81,429	1,024,369
Jennifer Mazin	2016	279,535	139,768	-	139,768	-	260,760	17,610	837,440
General Counsel of the Service Provider	2015	264,425	99,159	49,580	49,580	-	271,008	15,144	748,895
	2014	256,870	219,095	-	56,663	-	162,900	4,729	700,257

(a)     Some of the NEOs have elected to reinvest a portion of their annual cash bonus in Brookfield and receive it in share-based awards (DSUs or Restricted Shares).

(b)     Reflects DSUs issued in lieu of a cash incentive, at the election of the individual. DSU awards in this column for 2016 were awarded effective on February 17, 2017. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7555. The number of DSUs awarded was based on a price of US$36.88, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(c)     The Restricted Share awards in the column for 2016 were awarded effective on February 17, 2017. The value in this column reflects the value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7555. The number of Restricted Shares awarded was based on a price of US$36.88, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(d)     The amounts for 2016 reflect annual grants of Escrowed Shares to Messrs. Goldgut, Legault and Shah. The value awarded under the Escrowed Stock Plan of annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 18.9%, a risk-free rate of 2.3% and a dividend growth rate of 7.6%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

(e)     The amounts for 2016 reflect annual grants of options to Ms. Mazin and Mr. Goodman. The value awarded under the MSOP for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 18.9%, a risk-free rate of 2.3% and a dividend growth rate of 7.6%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.

(f)      The figures in this column do not reflect cash bonuses received or DSUs or BBU Units awarded in respect of the establishment of BBU on the basis that these amounts and awards are in respect of share-based compensation awarded in prior years. On June 20, 2016, Brookfield established BBU and paid a special dividend of one BBU Unit for every 50 Class A Shares of Brookfield Asset Management held. In recognition of the resultant decrease in the intrinsic value of options issued under Brookfield Asset Management's MSOP plans and RSUs issued under its RSU plan, the board of directors of Brookfield Asset Management approved a special cash bonus based on the value of the dividend. Senior executives, including some of the Named Executive Officers, received this bonus in the form of additional DSUs based on the five-day volume weighted average price of the Class A Shares for the period ending June 24, 2016. Participants in the Escrowed Stock Plan, including some of the NEOs, were awarded a special dividend in the form of BBU Units. The following table shows the number of DSUs, RSs and BBU Units awarded, as well as the amount of cash bonuses received, and the total value of the awards.

Name	DSUs (#)	BBU Units (#)	RSs (#)	Cash ($)	Value ($)
Harry Goldgut	10,707	26,556	-	-	909,258
Richard Legault	9,603	31,162	-	-	966,187
Sachin Shah	17,807	20,000	-	-	1,016,341
Nicholas Goodman	-	-	73	66,918	69,336
Jennifer Mazin	23	-	33	25,876	27,738

(g)     These amounts include annual retirement savings contributions, participation in an executive group benefits program and vehicle benefits. In 2014, Mr. Goodman relocated to Canada. Ongoing relocation costs incurred in 2016 for Mr. Goodman are also included in this column.

Incentive Plan Awards- Outstanding Option-Based Awards and Share-Based Awards

The following table shows the options, RSUs, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2016. These values do not include awards made to the NEOs in 2017 in respect of 2016. No RSUs have been awarded since 2005.

Option Awards and Share-Based Awards at December 31, 2016(a)

	Option Awards		Restricted Share Units		Share-Based Awards
	Vested and Unvested		(RSU) Awards		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
			Vested and Unvested
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised Options (b)	Number of Securities Underlying RSUs	Market Value of Outstanding RSUs (b)	Number of Unvested RS	Market Value of Unvested RS (c)	Market Value of Vested RS (c)	Number of Unvested ESs	Market Value of Unvested ESs (d)	Market Value of Vested ESs (d)	Number of Unvested DSUs	Market Value of Unvested DSUs (e)	Market Value of Vested DSUs (e)
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Harry Goldgut	-	-	379,688	10,849,903	4,905	161,649	4,310,746	667,776	2,332,800	6,333,588	-	-	11,999,326
Richard Legault	-	-	379,688	10,849,903	3,818	125,812	1,796,373	798,888	2,748,648	7,168,803	-	-	9,456,457
Sachin Shah	1,045,612	13,942,284	-	-	1,528	50,449	315,507	880,000	969,640	-	2,428	80,149	4,149,078
Nicholas Goodman	177,150	434,502	-	-	3,852	127,090	37,917	-	-	-	-	-	-
Jennifer Mazin	68,500	55,148	-	-	884	29,146	46,213	-	-	-	-	-	53,005

(a)    These values do not include the most recent Options, Escrowed Shares, Restricted Shares and DSU awards made to the Named Executive Officers on February 17, 2017.

(b)    The market value is the amount by which the value of the Class A Shares at the date shown exceeded the exercise price of the options or the issuance price of the RSU awards.  Values are calculated using the closing price of a Class A Share on the TSX on December 30, 2016 of US$32.95 (C$44.30 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7439) and on the NYSE on December 30, 2016 of US$33.01, as applicable.

(c)    The market value is calculated as the number of Restricted Shares multiplied by the closing price of a Class A Share on December 30, 2016.  The closing price of a Class A Share on the TSX on December 30, 2016 was US$32.95 (C$44.30 when converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00=US$0.7439) and on the NYSE on December 30, 2016 was US$33.01. The TSX or NYSE closing price on December 30, 2016 is used according to the currency in which the Restricted Shares were originally awarded.

(d)   The value of the Escrowed Shares is equal to the value of the Class A Shares held by the escrowed company less the net liabilities and preferred share obligations of the escrowed company.

(e)    The market value is calculated as the number of vested DSUs multiplied by the closing price of a Class A Share on December 30, 2016. The closing price of Class A Shares on the TSX on December 30, 2016 was US$32.95 (C$44.30 when converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7439) and on the NYSE on December 30, 2016 was US$33.01. The TSX or NYSE closing price on December 30, 2016 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards - Outstanding Option Awards and Restricted Share Units

The following table shows the details of each option and RSU outstanding at December 31, 2016. These values do not include awards made to the NEOs in 2017, in respect of 2016. No RSUs have been awarded since 2005.

Outstanding Option Awards and Restricted Share Units at December 31, 2016

	Option-based Awards				Restricted Share Units (RSUs)
	Number of securities underlying unexercised options (#)			Market value of unexercised options (a) ($)	Number of Securities Underlying RSUs (#)		Market value of outstanding RSUs (a) ($)
Name and principal position		Options exercise price ($)	Options expiration date			Issuance price (a) (b) ($)
Harry Goldgut	-	-		-	379,688	4.38	10,849,903
	-	-		-	379,688		10,849,903
Richard Legault	-	-		-	379,688	4.38	10,849,903
	-			-	379,688		10,849,903
Sachin Shah	63,375	15.68	20-Feb-18	1,094,699	-	-	-
	187,237	8.75	25-Feb-19	4,531,420	-	-	-
	187,500	15.45	2-Mar-20	3,291,863	-	-	-
	52,500	21.74	1-Mar-21	591,675	-	-	-
	105,000	20.88	28-Feb-22	1,273,650	-	-	-
	225,000	25.21	25-Feb-23	1,754,235	-	-	-
	225,000	26.77	24-Feb-24	1,404,743	-	-	-
	1,045,612			13,942,285	-		-
Nicholas Goodman	1,350	21.74	1-Mar-21	15,215	-	-	-
	4,200	20.88	28-Feb-22	50,946	-	-	-
	8,100	25.21	25-Feb-23	63,152	-	-	-
	45,000	26.77	24-Feb-24	280,949	-	-	-
	13,500	36.32	23-Feb-25	-	-	-	-
	75,000	36.32	23-Feb-25	-	-	-	-
	20,000	33.75	22-Nov-25	-	-	-	-
	10,000	30.59	22-Feb-26	24,241	-	-	-
	177,150			434,503	-		-
Jennifer Mazin	22,500	36.32	23-Feb-25	-	-	-	-
	23,250	33.75	22-Nov-25	-	-	-	-
	22,750	30.59	22-Feb-26	55,148	-	-	-
	68,500			55,148	-		-

(a)    The market value is the amount by which the value of the Class A Shares at the date shown exceeded the exercise price of the options or the issuance price of the RSU awards.  Values are calculated using the closing price of a Class A Share on the TSX on December 30, 2016 of US$32.95 (C$44.30 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7439) and on the NYSE on December 30, 2016 of US$33.01, as applicable.

(b)    The RSU issuance price is in Canadian dollars and is presented on the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00=US$0.7439.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of all option, share-based awards, and non-equity plan compensation which vested during 2016.

	Value Vested During 2016(a)				Non-equity incentive plan compensation – Value earned during the year
	Options(b)	DSUs(c)	Restricted Shares (d)	Escrowed Shares
Named Executive Officer	($)	($)	($)	($)
Harry Goldgut	-	659,042	145,541	3,229,646	-
Richard Legault	-	262,383	30,321	3,462,995	453,300
Sachin Shah	761,981	838,450	44,513	-	-
Nicholas Goodman	97,025	-	36,875	-	208,707
Jennifer Mazin	-	47,672	9,089	-	139,768

(a)    All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2016 of C$1.00 = US$0.7555.

(b)    Values represent the amount by which the value of Class A Shares exceeded the exercise price on the day the options vested.

(c)    Values in this column represent the value of DSUs vested in 2016, including DSUs awarded on February 23, 2016 in lieu of the Cash Bonus related to performance in 2015.

(d)   Values in this column represent the value of Restricted Shares vested in 2016, including Restricted Shares awarded on February 23, 2016in lieu of the Cash Bonus related to performance in 2015.

Pension Plan

BEP sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan provides its employees, upon their normal retirement age of 65 years or upon early retirement at the time when age plus service is equal to or greater than 85 years, with a pension payable for the retiree’s life and 60% of that pension continuing to the retiree’s spouse upon the employee’s death. If the employee does not have a spouse at retirement, the lifetime pension is payable for the retiree’s life with a ten year guarantee. If the employee retires prior to the age of 65, a temporary bridge benefit is also payable. The annual pension under the defined benefit plan at an employee’s normal retirement date is calculated as the product of (i) 2.0% of the employee’s highest five-year average annual eligible earnings less 0.5% of the five-year average of the year’s maximum pensionable earnings under the Canada/Québec Pension Plan, and (ii) the employee’s years of credited service.

Mr. Legault participated in the defined benefit pension plan until December 31, 2005. Since January 1, 2006, he has not accrued additional pension credits in any pension plan sponsored by BEP or its subsidiaries. The annual pension payable to Mr. Legault under the defined benefit pension plan when he reaches age 65 or when his age plus service is equal to 85 years is C$69,200.

The following table sets out certain information with respect to Mr. Legault’s accrued benefits in the defined benefit pension plan in which he participated until December 31, 2005.

Pension Plan Benefit Table
Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year	Compensatory change	Non-compensat- ory change	Accrued obligation at year end
		At year end	At age 65	($)	($)	($)	($)
Richard Legault	16.31	52,281	52,281	843,138	-	58,929	902,067
Note: Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2016 of C$1.00 = US$0.7555.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified, information provided in this Statement of Executive Compensation, when used herein the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined below, individually or collectively, as applicable; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Asset Management and its subsidiaries (other than Brookfield Renewable). On May 3, 2016, BEP changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. All references to “$” and “US$” are to U.S. dollars. Canadian dollars and British Pounds Sterling are identified as “C$” and “£”, respectively.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Amended and Restated Limited Partnership Agreement of BRELP” means the third amended and restated limited partnership agreement of BRELP, dated February 11, 2016, as further amended on May 25, 2016 and on February 14, 2017.

“BBU” means Brookfield Business Partners L.P.

“BBU Unit” means a limited partnership unit of BBU.

“Annual Report” means the annual report of BEP filed on Form 20-F on February 28, 2017.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BEP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within Brookfield Renewable.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield’s Compensation Committee” means Brookfield Asset Management’s Compensation Committee.

“Brookfield Renewable” means BEP, BRELP, the Holding Entities and the Operating Entities, taken together.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Class A Shares” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Escrow Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash-portion of non-controlling interests. For the year ended December 31, 2014, “Funds From Operations” also include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1 to June 30, 2014. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

 “Holding Entities” means Latam Holdco, NA Holdco, Euro Holdco, and any direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP, which includes, as applicable, Investco.

“Investco” means Brookfield Renewable Investments Limited.

“Latam Holdco” means BRP Bermuda Holdings I Limited.

“LP Units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units.

“Managing General Partner” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Master Services Agreement” means the second amended and restated master management and administration agreement, dated February 26, 2015, as amended from time to time, among Brookfield Asset Management, BEP, BRELP, the Holding Entities, the Service Provider and others.

“MSOP” has the meaning given to it in the section of titled “Cash Bonus and Long-Term Incentive Plans” in this Statement of Executive Compensation.

“Named Executive Officers” or “NEOs” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.

“NYSE” means the New York Stock Exchange.

“Operating Entities” means the entities which, from time to time, directly or indirectly hold Brookfield Renewable’s operations and hold assets or operations that Brookfield Renewable may acquire in the future which are not held by the Service Recipients, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Preferred Units” means the preferred limited partnership units in the capital of BEP.

“Restricted Shares” or “RS” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSUP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Service Recipients” means BEP, BRELP, the Holding Entities and any other entity, at the option of the Holding Entities and the Operating Entities.

“Statement of Executive Compensation” means this statement of executive compensation for the year ended December 31, 2016.

“TSX” means the Toronto Stock Exchange.